Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Kraton Performance Polymers, Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-163893) on Form S-8 of Kraton Performance Polymers, Inc. (formerly Polymer Holdings LLC) of our reports dated March 15, 2010, with respect to the consolidated balance sheets of Kraton Performance Polymers, Inc. and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of operations, changes in stockholders’ and member’s equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2009, and the related financial statement schedule, which reports appear in the December 31, 2009 annual report on Form 10-K of Kraton Performance Polymers, Inc.

/S/    KPMG LLP

Houston, Texas

March 15, 2010